Exhibit 99

RISK FACTORS

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in the Annual Report on Form 10-K to which this document is an exhibit and presented elsewhere by management from time to time. Such factors, among others, may have a material adverse effect on our business, financial condition, and results of operations and you should carefully consider them. It is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete statement of all our potential risks or uncertainties. Because of these and other factors, past performance should not be considered an indication of future performance.

Risks Relating to Our Business

Application of and/or changes in state and federal regulations may adversely affect our business, financial condition and results of operations. As a holding company, we are dependent on dividends from our subsidiaries. Our regulated subsidiaries are subject to state regulations, including restrictions on the payment of dividends and maintenance of minimum levels of capital.

Our insurance, managed health care and health maintenance organization, or HMO, subsidiaries are subject to extensive regulation and supervision by the insurance, managed health care or HMO regulatory authorities of each state in which they are licensed or authorized to do business, as well as to regulation by federal and local agencies. We cannot assure you that future action by regulatory authorities will not have a material adverse effect on the profitability or marketability of our health benefits or managed care products or on our business, financial condition and results of operations. In addition, because of our participation in government-sponsored programs such as Medicare and Medicaid, changes in government regulations or policy with respect to, among other things, reimbursement levels, could also adversely affect our business, financial condition and results of operations. In addition, we cannot assure you that application of the federal and/or state tax regulatory regime that currently applies to us will not, or future tax regulation by either federal and/or state governmental authorities concerning us could not, have a material adverse effect on our business, operations or financial condition.

State legislatures and Congress continue to focus on health care issues. From time to time, Congress has considered various forms of Patients’ Bill of Rights legislation which, if adopted, could fundamentally alter the treatment of coverage decisions under the Employee Retirement Income Security Act of 1974, as amended, or ERISA. Additionally, there recently have been legislative attempts to limit ERISA’s preemptive effect on state laws. If adopted, such limitations could increase our liability exposure and could permit greater state regulation of our operations. Other proposed bills and regulations at state and federal levels may impact certain aspects of our business, including provider contracting, claims payments and processing and confidentiality of health information. While we cannot predict if any of these initiatives will ultimately become effective or, if enacted, what their terms will be, their enactment could increase our costs, expose us to expanded liability or require us to revise the ways in which we conduct business. Further, as we continue to implement our e-business initiatives, uncertainty surrounding the regulatory authority and requirements in this area may make it difficult to ensure compliance.

We are a holding company whose assets include all of the outstanding shares of common stock of our licensed insurance, managed health care and HMO subsidiaries. As a holding company, we depend on dividends from our subsidiaries and their receipt of dividends from our other regulated subsidiaries. Among other restrictions, state insurance, managed health care and HMO laws may restrict the ability of our regulated subsidiaries to pay dividends. Our ability to pay dividends in the future to our shareholders and meet our obligations, including paying operating expenses and debt service on our outstanding and future indebtedness, will depend upon the receipt of dividends from our subsidiaries. An inability of our subsidiaries to pay dividends in the future in an amount sufficient for us to meet our financial obligations may materially adversely affect our business, financial condition and results of operations.

Most of our insurance and HMO subsidiaries are subject to risk-based capital, known as RBC, standards, imposed by their states of domicile. These laws are based on the RBC Model Act adopted by the National Association of Insurance Commissioners, or NAIC, and require our regulated subsidiaries to report their results of risk-based capital calculations to various departments of insurance and the NAIC. Failure to maintain the minimum RBC standards could subject our regulated subsidiaries to corrective action, including state supervision or liquidation. Our insurance and HMO subsidiaries are currently in compliance with the risk-based capital or other similar requirements imposed by their respective states of domicile.

Our inability to contain health care costs, implement increases in premium rates on a timely basis, maintain adequate reserves for policy benefits, maintain our current provider agreements or avoid a downgrade in our ratings may adversely affect our business, financial condition and results of operations.

Our profitability depends in large part on accurately predicting health care costs and on our ability to manage future health care costs through underwriting criteria, medical management, product design and negotiation of favorable provider contracts. The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, the cost of prescription drugs, clusters of high cost cases, changes in the regulatory environment and numerous other factors affecting the cost of health care may adversely affect our ability to predict and manage health care costs, as well as our business, financial condition and results of operations.

In addition to the challenge of managing health care costs, we face pressure to contain premium rates. Our customer contracts may be subject to renegotiation as customers seek to contain their costs. Alternatively, our customers may move to a competitor to obtain more favorable premiums. Fiscal concerns regarding the continued viability of programs such as Medicare and Medicaid may cause decreasing reimbursement rates for government- sponsored programs in which we participate. A limitation on our ability to increase or maintain premium levels could adversely affect our business, financial condition and results of operations.

The reserves we establish for health insurance policy benefits and other contractual rights and benefits are based upon assumptions concerning a number of factors, including trends in health care costs, expenses, general economic conditions and other factors. Actual experience will likely differ from assumed experience, and to the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase and future earnings could be adversely affected.

Our profitability is dependent upon our ability to contract on favorable terms with hospitals, physicians and other health care providers. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership or higher medical costs. In addition, our inability to contract with providers, or the inability of providers to provide adequate care, could adversely affect our business.

Claims-paying ability and financial strength ratings by recognized rating organizations have become an increasingly important factor in establishing the competitive position of insurance companies and health benefits companies. Rating organizations continue to review the financial performance and condition of insurers. Each of the rating agencies reviews its ratings periodically and there can be no assurance that current ratings will be maintained in the future. We believe our strong ratings are an important factor in marketing our products to our customers, since ratings information is broadly disseminated and generally used throughout the industry. If our ratings are downgraded or placed under surveillance or review, with possible negative implications, the downgrade, surveillance or review could adversely affect our business, financial condition and results of operations. Our ratings reflect each rating agency’s opinion of our financial strength, operating performance and ability to meet our obligations to policyholders, and are not evaluations directed toward the protection of investors in our common stock.

We face risks related to litigation.

We are, or may be in the future, a party to a variety of legal actions that affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims and intellectual property-related litigation. In addition, because of the nature of our business, we are subject to a variety of legal actions relating to our business operations, including the design, management and offering of our products and services. These could include: claims relating to the denial of health care benefits; medical malpractice actions; allegations of anti-competitive and unfair business activities; provider disputes over compensation and termination of provider contracts; disputes related to self-funded business; disputes over co-payment calculations; claims related to the failure to disclose certain business practices; and claims relating to customer audits and contract performance. The loss of even one such claim, if it results in a significant punitive damage award, could have a material adverse effect on our consolidated results of operations. In addition, the risk of potential liability under punitive damage theories may increase significantly the difficulty of obtaining reasonable settlements of coverage claims.

A number of class action lawsuits have been filed against us and certain of our competitors in the managed care business. The suits are purported class actions on behalf of certain of our managed care members and network providers for alleged breaches of various state and federal laws. While we intend to defend these suits vigorously, we will incur expenses in the defense of these suits and cannot predict their outcome.

Recent court decisions and legislative activity may increase our exposure for any of these types of claims. In some cases, substantial non-economic, treble or punitive damages may be sought. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage or the amount of insurance may not be enough to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance, and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

In addition, we are also involved in pending and threatened litigation of the character incidental to the business transacted, arising out of our insurance and investment operations, and are from time to time involved as a party in various governmental investigations, audits, reviews and administrative proceedings. These investigations, audits and reviews include routine and special investigations by various state insurance departments, state attorneys general and the U.S. Attorney General. Such investigations could result in the imposition of civil or criminal fines, penalties and other sanctions. We believe that any liability that may result from any one of these actions is unlikely to have a material adverse effect on our consolidated results of operations or financial position.

A reduction in the enrollment in our health benefits programs could have an adverse effect on our business and profitability. The health benefits industry is subject to negative publicity, which can adversely affect our profitability. Additionally, we face significant competition from other health benefits companies.

A reduction in the number of enrollees in our health benefits programs could adversely affect our business, financial condition and results of operations. Factors that could contribute to a reduction in enrollment include: failure to obtain new customers or retain existing customers; premium increases and benefit changes; our exit from a specific market; reductions in workforce by existing customers; negative publicity and news coverage; failure to attain or maintain nationally recognized accreditations; and general economic downturn that results in business failures.

The health benefits industry is subject to negative publicity. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability by: adversely affecting our ability to market our products and services; requiring us to change our products and services; or increasing the regulatory burdens under which we operate.

In addition, as long as we use the Blue Cross and Blue Shield names and marks in marketing our health benefits products and services, any negative publicity concerning the Blue Cross Blue Shield Association or other Blue Cross Blue Shield Association licensees may adversely affect us and the sale of our health benefits products and services.

As a health benefits company, we operate in a highly competitive environment and in an industry that is currently subject to significant changes from business consolidations, new strategic alliances, legislative reform, aggressive marketing practices by other health benefits organizations and market pressures brought about by an informed and organized customer base, particularly among large employers. Further, periodic renegotiations of hospital and other provider contracts, coupled with continued consolidation of physician, hospital and other provider groups potentially limit our ability to negotiate favorable rates. This environment has produced and will likely continue to produce significant pressures on the profitability of health benefits companies.

We are dependent on the services of independent agents and brokers in the marketing of our health care products, particularly with respect to individuals, seniors and small employer group members. Such independent agents and brokers are typically not exclusively dedicated to us and may frequently also market health care products of our competitors. We face intense competition for the services and allegiance of independent agents and brokers.

In addition, the Gramm-Leach-Bliley Act, which gives banks and other financial institutions the ability to affiliate with insurance companies, creates the potential for new competitors with significant financial resources entering our markets. We cannot assure you that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us will not materially and adversely affect our business, financial condition and results of operations.

Regional concentrations of our business may subject us to economic downturns in those regions.

Our business operations include or consist of regional companies located in the Midwest, East, West and South with most of our revenues generated in the states of California, Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri, Nevada, New Hampshire, Ohio, Virginia and Wisconsin. Due to this concentration of business in a small number of states, we are exposed to potential losses resulting from the risk of an economic downturn in these states. If economic conditions in these states deteriorate, we may experience a reduction in existing and new business, which may have a material adverse effect on our business, financial condition and results of operations.

A change in our health care product mix may impact our profitability.

Our health care products that involve greater potential risk generally tend to be more profitable than administrative services products and those health care products where we are able to shift risk to employer groups. Individuals and small employer groups are more likely to purchase our higher-risk health care products because such purchasers are generally unable or unwilling to bear greater liability for health care expenditures. Typically, government-sponsored programs also involve our higher-risk health care products. Over the past few years, we have experienced a slight decline in margins in higher-risk health care products and to a lesser extent on our lower-risk health care and management services products. This decline is primarily attributable to product mix change, product design, competitive pressure and greater regulatory restrictions applicable to the small employer group market. From time to time, we have implemented price increases in certain of our health care businesses. While these price increases may improve profitability, there can be no assurance that this will occur. Subsequent unfavorable changes in the relative profitability between our various products could have a material adverse effect on our business, financial condition, and results of operations.

Our pharmacy benefit management company operates in an industry faced with a number of risks and uncertainties in addition to those we face with our core health care business.

The following are some of the industry-related risks of our pharmacy benefit management business that could have a material adverse effect on our business, financial condition and results of operations:

•	the application of federal and state anti-remuneration laws (generally known as “anti-kickback” laws);

•	compliance requirements for pharmacy benefit manager fiduciaries under ERISA, including compliance with fiduciary obligations under ERISA in connection with the development and implementation of items such as formularies, preferred drug listings and therapeutic intervention programs; and potential liability regarding the use of patient-identifiable medical information;

•	a number of federal and state legislative proposals are being considered that could affect a variety of industry practices, such as the receipt of rebates from pharmaceutical manufacturers.

We believe that our pharmacy benefit management business is currently being conducted in compliance in all material respects with applicable legal requirements. However, there can be no assurance that our business will not be subject to challenge under various laws and regulations, or that any such challenge will not have a material adverse effect on our business, financial condition and results of operations

We have built a significant portion of our current business through mergers and acquisitions and we expect to pursue acquisitions in the future. The following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition and results of operations:

•	some of the acquired businesses may not achieve anticipated revenues, earnings cash flow, or market share;

•	we may assume liabilities that were not disclosed to us;

•	we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

•	acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;

•	we may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders;

•	we may also incur additional debt related to future acquisitions; and

•	we would be competing with other firms, some of which may have greater financial and other resources, to acquire attractive companies.

Our investment portfolio is subject to varying economic and market conditions, as well as regulation.

The market value of our investments varies from time to time depending on economic and market conditions. For various reasons, we may sell certain of our investments at prices that are less than the carrying value of the investments. In addition, in periods of declining interest rates, bond calls and mortgage loan prepayments generally increase, resulting in the reinvestment of these funds at the then lower market rates. Conversely, in periods of rising interest rates the fair value of our fixed-maturity debt investments declines, potentially impairing the portfolio and resulting in realized investment losses. Further, the value of our equity securities can fluctuate significantly with changes in market conditions. We cannot assure you that our investment portfolio will produce positive returns in future periods. Our regulated subsidiaries are subject to state laws and regulations that require diversification of our investment portfolio and limit the amount of investments in certain riskier investment categories, such as below-investment-grade fixed income securities, mortgage loans, real estate and equity investments, which could generate higher returns on our investments. Failure to comply with these laws and regulations might cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and risk-based capital, and, in some instances, require the sale of those investments.

As a Medicare fiscal intermediary, we are subject to complex regulations. If we fail to comply with these regulations, we may be exposed to criminal sanctions and significant civil penalties.

Like a number of other Blue Cross and Blue Shield companies, we serve as a fiscal intermediary for the Medicare program, which generally provides coverage for persons who are 65 or older and for persons with end-stage renal disease. Part A of the Medicare program provides coverage for services provided by hospitals, skilled nursing facilities and other health care facilities. One of our subsidiaries, United Government Services, currently serves as the largest Part A fiscal intermediary. Part B of the Medicare program provides coverage for services provided by physicians, physical and occupational therapists and other professional providers. As a fiscal intermediary for the Medicare program, we receive reimbursement for certain costs and expenditures, which is subject to adjustment upon audit by the federal Centers for Medicare & Medicaid Services, or CMS (formerly the Health Care Financing Administration, or HCFA). In addition to serving as a fiscal intermediary for the Medicare program, we also provide insurance products to Medicaid beneficiaries in various states, including to Medi-Cal beneficiaries in various California counties under contracts with the California Department of Health Services (or delegated agencies). The laws and regulations governing fiscal intermediaries for the Medicare and Medicaid programs are complex, subject to interpretation and can expose a fiscal intermediary to penalties for non-compliance. Fiscal intermediaries may be subject to criminal fines, civil penalties or other sanctions as a result of such audits or reviews. While we believe that we are in compliance in all material respects with the regulations governing fiscal intermediaries, there are ongoing reviews by the federal government of our activities under certain of our Medicare fiscal intermediary contracts. One of our subsidiaries, AdminaStar Federal, Inc., has received several subpoenas from the U.S. Office of the Inspector General, Health and Human Services, and the U.S. Department of Justice seeking documents and information concerning its responsibilities as a Medicare Part B contractor in its Kentucky office, and requesting certain financial records from AdminaStar Federal, Inc. and from us related to our Medicare fiscal intermediary Part A and Part B operations.

We use the Blue Cross and Blue Shield names and marks as identifiers for our products and services under licenses from the Blue Cross Blue Shield Association. The termination of these license agreements or changes in the terms and conditions of these license agreements could adversely affect our business, financial condition and results of operations.

We are a party to license agreements with the Blue Cross Blue Shield Association that entitle us to the exclusive use of the Blue Cross and Blue Shield names and marks in our geographic territories. The license agreements contain certain requirements and restrictions regarding our operations and our use of the Blue Cross and Blue Shield names and marks, including: minimum capital and liquidity requirements; enrollment and customer service performance requirements; participation in programs that provide portability of membership between plans; disclosures to the Blue Cross Blue Shield Association relating to enrollment and financial conditions; disclosures as to the structure of the Blue Cross and Blue Shield system in contracts with third parties and in public statements; plan governance requirements; a requirement that at least 80% (or, in the case of Blue Cross of California, substantially all) of a licensee’s annual combined net revenue attributable to health benefits plans within its service area must be sold, marketed, administered or underwritten under the Blue Cross and Blue Shield names and marks; a requirement that neither a plan nor any of its licensed affiliates may permit an entity other than a plan or a licensed affiliate to obtain control of the plan or the licensed affiliate or to acquire a substantial portion of its assets related to licensable services; a requirement that we guarantee the contractual and financial obligations of our licensed affiliates; and a requirement that we indemnify the Blue Cross Blue Shield Association against any claims asserted against us resulting from the contractual and financial obligations of any subsidiary that serves as a fiscal intermediary providing administrative services for Medicare Parts A and B. We believe that we and our licensed affiliates are currently in compliance with these standards.

The standards under the license agreements may be modified in certain instances by the Blue Cross Blue Shield Association. For example, from time to time there have been proposals considered by the Blue Cross Blue Shield Association to modify the terms of the license agreement to restrict various potential business activities of licensees. These proposals have included, among other things, a limitation on the amount of health plan business that a Blue Cross Blue Shield Association licensee may conduct under a trade name other than the Blue Cross or Blue Shield name and a limitation on the ability of a licensee to make its provider networks available to insurance carriers or other entities not holding a Blue Cross or Blue Shield license. To the extent that such amendments to the license agreement are adopted in the future, they could have a material adverse effect on our future expansion plans or results of operations.

Upon the occurrence of an event causing termination of the license agreements, we would no longer have the right to use the Blue Cross and Blue Shield names and marks in one or more of our geographic territories. Furthermore, the Blue Cross Blue Shield Association would be free to issue a license to use the Blue Cross and Blue Shield names and marks in these states to another entity. Events that could cause the termination of a license agreement with the Blue Cross Blue Shield Association include failure to comply with minimum capital requirements imposed by the Blue Cross Blue Shield Association, a change of control or violation of the Blue Cross Blue Shield Association ownership limitations on our capital stock, impending financial insolvency, the appointment of a trustee or receiver or the commencement of any action against a licensee seeking its dissolution. We believe that the Blue Cross and Blue Shield names and marks are valuable identifiers of our products and services in the marketplace. Accordingly, termination of the license agreements could have a material adverse effect on our business, financial condition and results of operations.

The failure to effectively maintain and modernize our operations in an Internet environment could adversely affect our business.

Our business depends significantly on effective information systems, and we have many different information systems for our various businesses. Our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and changing customer preferences. In addition, we may from time to time obtain significant portions of our systems-related or other services or facilities from independent third parties, which may make our operations vulnerable to such third parties’ failure to perform adequately. As a result of our merger and acquisition activities, we have acquired additional systems. Our failure to maintain effective and efficient information systems, or our failure to efficiently and effectively consolidate our information systems to eliminate redundant or obsolete applications, could have a material adverse effect on our business, financial condition and results of operations.

Also, like many of our competitors in the health benefits industry, our vision for the future includes becoming a premier e-business organization by modernizing interactions with customers, brokers, agents, employees and other stakeholders through web-enabling technology and redesigning internal operations. We are developing our e-business strategy with the goal of becoming widely regarded as an e-business leader in the health benefits industry. The strategy includes not only sales and distribution of health benefits products on the Internet, but also implementation of advanced self-service capabilities benefiting customers, agents, brokers, partners and employees. There can be no assurance that we will be able to realize successfully our e-business vision or integrate e-business operations with our current method of operations. The failure to develop successful e-business capabilities could result in competitive and cost disadvantages to us as compared to our competitors.

We may experience difficulties in integrating the businesses of Anthem and WellPoint Health Networks Inc., which could cause the combined company to lose many of the anticipated potential benefits of the merger.

We merged with WellPoint Health Networks Inc. because we believe that the merger will be beneficial to our companies. Achieving the anticipated benefits of the merger will depend in part upon whether our two companies integrate our businesses in an efficient and effective manner. In particular, the successful combination of Anthem and WellPoint Health Networks Inc. will depend on the integration of the respective businesses. We may not be able to accomplish this integration process smoothly or successfully. The necessity of coordinating geographically separated organizations and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration of certain operations following the merger will require the dedication of significant management resources, which may temporarily distract management’s attention from the combined company’s day-to-day business. Employee uncertainty and lack of focus during the integration process may also disrupt our business. We may not achieve the expected level of synergies anticipated by this transaction. Because of the complex nature of the integration process, we cannot provide any assurances regarding the ultimate success of these integration activities. Any inability of our management to integrate successfully the operations of the two companies could have a material adverse effect on our business, results of operations and financial condition.

We have substantial indebtedness outstanding and may incur additional indebtedness in the future. As a holding company, we are not able to repay our indebtedness except through dividends from subsidiaries, some of which are restricted in their ability to pay such dividends under applicable insurance law and undertakings. Such indebtedness could also adversely affect our ability to pursue desirable business opportunities.

We have substantial indebtedness outstanding and currently have available borrowing capacity under our credit facilities of an additional $1.7 billion. We may also incur additional indebtedness in the future.

Our current debt service obligations require us to use a portion of our cash flow to pay interest and principal on debt instead of for other corporate purposes, including funding future expansion. If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to seek extraordinary dividends from our subsidiaries, sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

As a holding company, we have no operations and are dependent on dividends from our subsidiaries for cash to fund our debt service and other corporate needs. Our subsidiaries are separate legal entities. Furthermore, our subsidiaries are not obligated to make funds available to us, and creditors of our subsidiaries will have a superior claim to certain of our subsidiaries’ assets. State insurance laws restrict the ability of our regulated subsidiaries to pay dividends and in some states we have made special undertakings that may limit the ability of our regulated subsidiaries to pay dividends. In addition, our subsidiaries’ ability to make any payments to us will also depend on their earnings, the terms of their indebtedness, business and tax considerations and other legal restrictions. We cannot assure you that our subsidiaries will be able to pay dividends or otherwise contribute or distribute funds to us in an amount sufficient to pay the principal of or interest on the indebtedness owed by us. Indebtedness could also limit our ability to pursue desirable business opportunities, and may affect our ability to maintain an investment grade rating for our indebtedness.

We may also incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility. Our breach or failure to comply with any of these covenants could result in a default under our credit agreements. If we default under our credit agreements, the lenders could cease to make further extensions of credit or cause all of our outstanding debt obligations under our credit agreements to become immediately due and payable, together with accrued and unpaid interest. If the indebtedness under the notes or credit agreements is accelerated, we may be unable to repay or finance the amounts due.

We face intense competition to attract and retain employees.

We are dependent on retaining existing employees, attracting and retaining additional qualified employees to meet current and future needs and achieving productivity gains from our investment in technology. We face intense competition for qualified employees, especially information technology personnel and other skilled professionals, and there can be no assurance that we will be able to attract and retain such employees or that such competition among potential employers will not result in increasing salaries. There also can be no assurance that an inability to retain existing employees or attract additional employees will not have a material adverse effect on our business, financial condition and results of operations,

Large-scale medical emergencies may have a material adverse effect on our business, financial condition and results of operations.

Following the terrorist attacks of September 11, 2001, there have been various incidents of suspected bioterrorist activity in the United States. To date, these incidents have resulted in related isolated incidents of illness and death. However, federal and state law enforcement officials have issued warnings about additional potential terrorist activity involving biological and other weapons. If the United States were to experience more widespread bioterrorist or other attacks, our covered medical expenses could rise and we would experience a material adverse effect on our business, financial condition, and results of operations.